

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mr. Timothy A. Leach
Chief Executive Officer
Concho Resources Inc.
550 West Texas Ave., Suite 100
Midland, Texas 79701

> **Re:** **Concho Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-33615**

Dear Mr. Leach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

We may incur substantial losses and be subject to substantial liability . . . , page 30

1. On page 16, you disclose that hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation. In addition, in this risk factor you discuss that you are subject to operating risks associated with drilling for and producing oil and natural gas. Please revise this risk factor to specifically address, to the extent material, the financial and operational risks associated with your hydraulic fracturing operations, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.

Properties, page 35

2.   We note that, while your website presents a map delineating your three core operating areas within the Permian Basin, there are no maps disclosed in your document for your principal properties. Please expand your property descriptions to include appropriate maps. See Item 102 of Regulation S-K.

Exhibit 23.5

3.   The third party engineering report prepared by Cawley, Gillespie & Associates, Inc. does not include all of the information that Item 1202(a)(8) of Regulation S-K requires to be disclosed. For example, and without limitation, the report does not specify the effective date of the report and the date on which the report was completed. Please obtain and file a revised report.

4.   We also note that the report prepared by Cawley, Gillespie & Associates, Inc. provides the average West Texas Intermediate and Henry Hub prices, but these appear to be for reference rather than the actual prices utilized. Please obtain and file a revised report that also includes the average adjusted prices that were used to determine reserves.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or Alexandra M. Ledbetter at (202) 551-3317 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        W. Matthew Strock
        Vinson & Elkins LLP